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SEC MAIL RECEIVED PROCESSING
FEB 2 9 2012
WASH. D.C. 196 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

I SEC FILE NUMBER
8-33612

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/11____ AND ENDING ____12/31/11____.
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **D.B. McKenna & Co., Inc.**

OFFICIAL USE ONLY

FIRM ID. NO. _____

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____201 West Main Street_____
              (No. and Street)

____Bennington____   ____V____   ____05201____
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald B. McKenna _____ (802) 447-1538
                                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
_____Saslow Lufkin & Buggy, LLP_____
(Name — // individual, state last, first, middle name)

____10 Tower Lane____ ____Avon____ ____CT____ ____06001____
     (Address)   (City)   (State)   Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



D. B. McKenna & Co., Inc.
(SEC File No. 8-33612)

Independent Auditors' Report, Financial Statements
and Supplemental Information

As of and for the Years Ended
December 31, 2011 and 2010



S B | Saslow Lufkin & Buggy, LLP
Certified Public Accountants and Consultants

D.B. McKenna & Co., Inc.
(SEC File No. 8-33612)

This report contains: (check all applicable boxes)

☑   (a)   Facing page.

☑   (b)   Statements of Financial Condition.

☑   (c)   Statements of Operations and Changes in Comprehensive (Loss) Income.

☑   (d)   Statements of Cash Flows.

☑   (e)   Statements of Changes in Stockholders' Equity.

☐   (f)   Statement of Liabilities Subordinated to Claims of General Creditors (not applicable).

☑   (g)   Computation of Net Capital.

☑   (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (see Note 1 - Description of Business).

☐   (i)   Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).

☑   (j)   A reconciliation, including appropriate explanation, of the Computation of Net Capital pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Exhibit A of Rule 15c3-3 (see Note 1 - Description of Business, and Note 4 - Net Capital).

☐   (k)   A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).

☑   (l)   An Oath or Affirmation.

☑   (m)   A copy of the SIPC Supplemental Report.

☐   (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit [see item (o)].

☑   (o)   Supplemental Report on Internal Accounting Control Required by SEC Rule 17a-5 (filed concurrently herein).

☐   (p)   Schedule of segregation requirements and funds in segregation - customer's regulated commodity futures account pursuant to Rule 171-5 (not applicable).

Affirmation

I, Donald B. McKenna, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of D.B. McKenna & Co., Inc. (the Company) for the years ended December 31, 2011 and 2010 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____   _____
Signature   Date

Donald B. McKenna

_____
Notary Public

D. B. McKenna & Co., Inc.
Independent Auditors' Report, Financial Statements and Supplemental Information
As of and for the Years Ended December 31, 2011 and 2010

Table of Contents



SLB | Saslow Lufkin & Buggy, LLP
| *Certified Public Accountants and Consultants*

<u>Independent Auditors' Report</u>

To the Board of Directors and Stockholders
  of D. B. McKenna & Co., Inc.:

We have audited the accompanying statements of financial condition of D. B. McKenna & Co., Inc. (the Company) as of December 31, 2011 and 2010 and the related statements of operations and changes in comprehensive (loss) income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D. B. McKenna & Co., Inc. as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Saslow Lufkin & Buggy, LLP

Avon, Connecticut
February 28, 2012

---

10 Tower Lane
Avon, Connecticut 06001
Phone 860.678.9200

4600 E. Washington Street, Suite 300
Phoenix, Arizona 85034
Phone 602.252.7373

30 Main Street, Suite 215
Burlington, Vermont 05401
Phone 802.865.9300

D. B. McKenna & Co., Inc.
Statements of Financial Condition
December 31, 2011 and 2010

	2011	2010
Assets		
Current assets:		
Cash and cash equivalents	$ 179,016	$ 170,281
Accounts receivable	402	2,384
Total current assets	179,418	172,665
Investments	15,313	23,519
Fixed assets:		
Equipment	82,509	80,831
Accumulated depreciation	(78,290)	(75,103)
Fixed assets, net	4,219	5,728
Total assets	$ 198,950	$ 201,912
Liabilities and Stockholders' Equity		
Liabilities:		
Accrued expenses	$ 41,329	$ 36,901
Total liabilities	41,329	36,901
Stockholders' equity:		
Common stock, no par value, 10 shares authorized, issued and outstanding, at cost	8,000	8,000
Contributed capital	40,000	40,000
Accumulated other comprehensive (loss) income	(6,611)	1,595
Retained earnings	116,232	115,416
Total stockholders' equity	157,621	165,011
Total liabilities and stockholders' equity	$ 198,950	$ 201,912

The accompanying notes are an integral part of these financial statements.

D. B. McKenna & Co., Inc.
Statements of Operations and Changes in Comprehensive (Loss) Income
For the Years Ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Commissions	$ 585,748	$ 492,359
Professional fees	49,209	41,512
Dividend and interest income	282	732
Total revenues	635,239	534,603
Expenses:		
Wages	467,035	367,320
Employee benefits	63,828	63,542
Payroll and other taxes	29,973	25,690
Rent	23,052	22,596
Office supplies	11,948	11,535
Insurance	10,484	9,970
Professional fees	7,816	11,709
Licenses, dues and fees	6,044	6,986
Advertising	3,864	3,607
Depreciation	3,187	2,200
Auto expense	2,282	1,910
Telephone	1,428	1,925
Travel and entertainment	1,089	2,313
Television service	1,037	727
Publications	1,031	1,895
Miscellaneous	75	76
Total expenses	634,173	534,001
Net income before taxes	1,066	602
Provision for taxes	(250)	(250)
Net income	816	352
Other comprehensive (loss) income:		
Unrealized (losses) gains on investments	(8,206)	8,273
Comprehensive (loss) income	$ (7,390)	$ 8,625

The accompanying notes are an integral part of these financial statements.

D. B. McKenna & Co., Inc.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2011 and 2010

	Common Stock	Contributed Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total Stockholders' Equity
Balance as of January 1, 2010	$ 8,000	$ 40,000	$ (6,678)	$ 120,064	$ 161,386
Unrealized gains on investments	-	-	8,273	-	8,273
Dividends distributed	-	-	-	(5,000)	(5,000)
Net income	-	-	-	352	352
Balance as of December 31, 2010	8,000	40,000	1,595	115,416	165,011
Unrealized losses on investments	-	-	(8,206)	-	(8,206)
Net income	-	-	-	816	816
Balance as of December 31, 2011	$ 8,000	$ 40,000	$ (6,611)	$ 116,232	$ 157,621

The accompanying notes are an integral part of these financial statements.

4

D. B. McKenna & Co., Inc.
Statements of Cash Flows
For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income	$ 816	$ 352
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Depreciation	3,187	2,200
Changes in assets and liabilities:		
Accounts receivable	1,982	(2,116)
Accrued expenses	4,428	8,824
Net cash provided by operating activities	10,413	9,260
Cash flows from investing activities:		
Purchases of equipment	(1,678)	(691)
Net cash used in investing activities	(1,678)	(691)
Cash flows from financing activities:		
Dividends distributed	-	(5,000)
Net cash used in financing activities	-	(5,000)
Net increase in cash and cash equivalents	8,735	3,569
Cash and cash equivalents, beginning of year	170,281	166,712
Cash and cash equivalents, end of year	$ 179,016	$ 170,281

The accompanying notes are an integral part of these financial statements.

D. B. McKenna & Co., Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2011 and 2010

Note 1 - General

Organization - D. B. McKenna & Co., Inc. (the Company) is a privately owned corporation. It operates as a retail stock brokerage business and is located at 207 Main Street in Bennington, Vermont. D.B. McKenna Co., Inc. operates through a broker-dealer contract with Raymond James and Associates, Inc.

Description of Business - The Company does not hold funds or securities for, or owe funds or securities to customers. The Company is involved in mutual fund sales and is subject to the reserve requirement provisions of Rule 15c3-3. However, to conform to the exemption provision under Rule 15c3-3, the Company has established a segregated cash account for the exclusive benefit of customers and is exempt from the calculation of a reserve requirement within Rule 15c3-3 under the exemptive provision Section (k)(2)(ii) of the Securities and Exchange Act of 1934.

The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation. The Company is subject to federal and state security laws, as well as FINRA regulations.

Note 2 - Summary of Significant Accounting Policies

Basis of Reporting - The accompanying financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America (GAAP), as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Cash and Cash Equivalents - The Company classifies certain securities with original maturity dates of three months or less as cash equivalents. In general, the Federal Depository Insurance Corporation (FDIC) insures cash balances up to $250,000 per depositor, per bank. The FDIC also provides separate unlimited coverage for deposit accounts that meet the definition of non-interest bearing accounts. It is the Company's policy to monitor the financial strength of the bank that holds deposits on an ongoing basis.

Investments - The Company's investments are measured at fair value in accordance with FASB ASC 820, *"Fair Value Measurements and Disclosures,"* which defines fair value, establishes a framework for measuring fair value and requires certain disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets the Company has the ability to access.

Level 2 - Inputs to the valuation methodology include:

- Quoted prices for similar assets in active markets;
- Quoted prices for identical or similar assets in inactive markets;
- Inputs other than quoted prices that are observable for the asset;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

D. B. McKenna & Co., Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2011 and 2010

Note 2 - Summary of Significant Accounting Policies (continued)

If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company has classified its investments in accordance with FASB ASC 820, as further described in Note 3.

Fixed Assets - Equipment is recorded at cost and is being depreciated on the income tax basis. This basis does not conform to GAAP. The difference between the accelerated tax basis and straight-line depreciation does not materially affect the fair presentation of financial condition as of December 31, 2011 and 2010.

Income Taxes - The Company accounts for income taxes in accordance with FASB ASC 740 *"Income Taxes"*. FASB ASC 740 is an asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax and financial reporting basis of certain assets and liabilities.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740. FASB ASC 740 provides a framework for how companies should recognize, measure, present and disclose uncertain tax positions in the financial statements. The Company did not record any unrecognized tax benefits as of December 31, 2011 and 2010. The Company's policy is to include interest and penalties related to unrecognized tax benefits as a component of its provision for income taxes. As of December 31, 2011 and 2010, the Company did not record any penalties or interest associated with unrecognized tax benefits. The Company's past three tax years are open and subject to examination.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

Subsequent Events - Subsequent events have been evaluated through February 28, 2012, the date through which the financial statements were available for issuance. Management believes there are no subsequent events that have a material impact on the financial statements.

New Accounting Pronouncements - In July 2010, the FASB issued Accounting Standards Update (ASU) 2010-20, *"Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses."* This ASU is applicable for financing receivables recognized on a company's balance sheet that represent a contractual right to receive payment either on demand or on fixed or determinable dates. This ASU enhances disclosures about the credit quality of financing receivables that are not measured at fair value. This guidance requires greater level of disaggregation of the information about the credit quality of financing receivables and the related allowance for credit losses. In addition, this guidance requires disclosure of credit quality indicators, past due information, and modifications of financing receivables. This update became effective for annual reporting periods ended on or after December 15, 2011. The implementation of this disclosure guidance related to the Company's operations does not have a significant impact on its financial statement disclosures.

D. B. McKenna & Co., Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2011 and 2010

Note 2 - Summary of Significant Accounting Policies (continued)

In January 2011, the FASB issued ASU 2011-01 which temporarily defers the effective date for disclosures on modifications of financing receivables by creditors outlined in ASU 2010-20. In April 2011, the FASB issued ASU 2011-02 which defines what financing receivable modifications are subject to the disclosure requirements referred to as troubled debt restructurings in ASU 2010-20. This ASU will become effective for annual periods ending on or after December 15, 2012. The Company expects that the implementation of ASU 2011-02 related to the Company's operations will not be significant to its financial statement disclosures.

Note 3 - Investments

As of December 31, 2011 and 2010, the Company held two common stocks with a market value of $15,313 and $23,519, respectively. The equities had unrealized (losses) gains of ($6,611) and $1,595 as of December 31, 2011 and 2010, respectively. These equities are classified as Level 1 in accordance with FASB ASC 820. No other than temporary impairment losses have been recognized in 2011 or 2010. All unrealized losses were for a period of less than twelve months.

Note 4 - Net Capital

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934 (SEC Rule 15c3-1). The Company must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $50,000, and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

As of December 31, 2011 and 2010, the Company had adjusted net capital of $148,771 and $153,659, respectively, with a minimum net capital requirement of $50,000 for both years. The ratio of aggregate indebtedness to net capital was .28 to 1 and .24 to 1 for December 31, 2011 and 2010, respectively.

During the year ended December 31, 2010, the Company declared and paid a dividend to a shareholder of $5,000. There were no dividends paid for the year ended December 31, 2011.

Note 5 - Income Taxes

The Company has provided a provision for the minimum state income tax of $250 and has no federal income taxes for the years ended December 31, 2011 and 2010.

D. B. McKenna & Co., Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2011 and 2010

Note 6 – Concentrations of Credit Risk

The Company is exposed to market risk on the various cash and investments it holds related only to its net capital requirements. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices or other factors. The level of market risk is influenced by the volatility and the liquidity of the markets in which financial instruments are traded.

The Company is also exposed to credit risk, which is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless (default risk). The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

D. B. McKenna & Co., Inc.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Years Ended December 31, 2011 and 2010

	2011	2010
Net Capital:		
Stockholders' equity	$ 157,621	$ 165,011
Nonallowable assets	(8,850)	(11,352)
Total net capital	148,771	153,659
Less: net capital requirement [6.67% of aggregate indebtedness or $50,000]	50,000	50,000
Net capital in excess of requirements	$ 98,771	$ 103,659
Aggregate Indebtedness:		
Total liabilities	$ 41,329	$ 36,901
Aggregate indebtedness	$ 41,329	$ 36,901
Ratio of aggregate indebtedness to net capital	0.28	0.24

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2011 and 2010.

Refer to Independent Auditors' Report

SLB | Saslow Lufkin & Buggy, LLP
Certified Public Accountants and Consultants

Supplemental Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors and Stockholders
  of D. B. McKenna & Co., Inc.:

In planning and performing our audit of the financial statements of D. B. McKenna & Co., Inc. (the Company) as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the propose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

11

10 Tower Lane
Avon, Connecticut 06001
Phone 860.678.9200

4600 E. Washington Street, Suite 300
Phoenix, Arizona 85034
Phone 602.252.7373

30 Main Street, Suite 215
Burlington, Vermont 05401
Phone 802.865.9300

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be not used by anyone other than these specified parties.

Saslow Lufkin & Buggy, LLP

Avon, Connecticut
February 28, 2012

SLB

Saslow Lufkin & Buggy, LLP

Certified Public Accountants and Consultants



SLB | Saslow Lufkin & Buggy, LLP
Certified Public Accountants and Consultants

<u>Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an
Entity's SIPC Assessment Reconciliation</u>

To the Board of Directors and Stockholders
  of D. B. McKenna & Co., Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures
enumerated below with respect to the accompanying Schedule of Assessments and Payments to the Securities
Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by D.B.
McKenna & Co., Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory
Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's
compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The
Company's management is responsible for the Company's compliance with those requirements. This agreed-upon
procedures engagement was conducted in accordance with attestation standards established by the American
Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of these
parties specified in this report. Consequently, we make no representation regarding the sufficiency of the
procedures described below either for the purpose for which this report has been requested of for any other purpose.
The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with the respective cash disbursements to the
   Company's general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as
   applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no
   differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and work papers that
   were used to generate the FOCUS report filings, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 with the related schedules
   and work papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an
opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional
procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to
be and should not be used by anyone other than those parties.

Saslow Lufkin & Buggy, LLP

Avon, Connecticut
February 28, 2012

10 Tower Lane
Avon, Connecticut 06001
Phone 860.678.9200

4600 E. Washington Street, Suite 300
Phoenix, Arizona 85034
Phone 602.252.7373

30 Main Street, Suite 215
Burlington, Vermont 05401
Phone 802.865.9300